Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Six Months Ended
June 30, 2015

Income before income and mining tax and other items	$721
Adjustments:
Fixed charges excluding capitalized interest	176
Amortization of capitalized interest	10
Earnings available for fixed charges	$907
Fixed Charges:
Net interest expense (1)	$167
Portion of rental expense representative of interest	9
Fixed charges added to earnings	176
Capitalized interest	17
Total Fixed Charges	$193
Ratio of earnings to fixed charges	4.70

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.